# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Spark I Acquisition Corp, CIK 0001884046
CUSIP: G8316B100
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 3790 EL CAMINO REAL, UNIT #570, PALO ALTO, California (CA), 94306
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001174947-24-000176
Filed by CIK 0001844495

## Reporting persons
- Wealthspring Capital LLC: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Matthew Simpson: type of reporting person: investment adviser (IA), parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Spark I Acquisition Corp
Address of issuer's principal executive offices: 3790 EL CAMINO REAL, UNIT #570, PALO ALTO, CALIFORNIA 94306

## Item 2. Person Filing
Name of person filing:
Wealthspring Capital LLC

Matthew Simpson
Address of principal business office or, if none, residence:
2 WESTCHESTER PARK DRIVE
SUITE 108
WEST HARRISON, New York
10604
Citizenship:
Wealthspring Capital LLC - NEW YORK

Matthew Simpson - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote:
Wealthspring Capital LLC - 0

Matthew Simpson - 0
Shared power to vote or to direct the vote:
Wealthspring Capital LLC - 0

Matthew Simpson - 0
Sole power to dispose or to direct the disposition:
Wealthspring Capital LLC - 0

Matthew Simpson - 0
Shared power to dispose or to direct the disposition:
Wealthspring Capital LLC - 0

Matthew Simpson - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Wealthspring Capital LLC: Matthew Simpson, Matthew Simpson / Manager (07/09/2025)
- Matthew Simpson: Matthew Simpson, Matthew Simpson (07/09/2025)